SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011
________________

SILICOM  LTD.
 (Translation of Registrant's name into English)
________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
(Address of Principal Executive Offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

Attached hereto and incorporated by reference herein is Registrant's press release dated April 21st, 2011 announcing Registrant's first quarter financial results.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  April 21st, 2011

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM ENTERS 2011 WITH VERY STRONG Q1:
SALES UP 43% YOY, NET INCOME UP 87%

KFAR SAVA, Israel, April 21, 2011 -- Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, today reported its financial results for the first quarter ended March 31, 2011.

Silicom’s Q1 revenues increased by 43% to $9.2 million from $6.4 million in the first quarter of 2010. The sales growth reflects new wins with major customers, continued strong sales of all products and rising demand in all target markets.

On a GAAP basis, reported net income totalled $1.8 million, or $0.25 per diluted share ($0.26 per basic share), up 88% from $0.9 million, or $0.13 per diluted share ($0.14 per basic share), in the first quarter of 2010.

On a non-GAAP basis, which excludes non-cash share-based compensation, as described and reconciled below, net income totalled $1.9 million, or $0.27 per diluted and basic share. This is up 87% compared with $1.0 million, or $0.14 per diluted share ($0.15 per basic share), in the first quarter of 2010.

As of March 31, 2011, the Company’s cash, cash equivalents, bank deposits and marketable securities totalled $46.9 million, or $6.81 per outstanding share, up $1.1 million from the $45.8 million recorded at the end of 2010.

Commenting on the results, Shaike Orbach, President and CEO, said, “The first quarter of 2011 was a great beginning to what we believe will be another strong year for Silicom. Our revenues continue to rise at a faster pace than our markets, demonstrating that we are gaining market share and creating new market niches. We are also proud to report an increase of 87% in our net income, an accomplishment which confirms the exceptional profit-generating potential of our business model.

“Throughout the quarter, we continued to generate strong sales of all our products to all major customers in all target markets. We were particularly excited by two milestone events which together demonstrate the essence of our strategy: pursuing aggressive growth in our traditional businesses while actualizing the dramatic potential of our SETAC business.

•
We secured two major Design Wins from existing major customers: an additional business unit of a Fortune-100 networking customer, and a leading Application Delivery customer. After they have reached their production run rate, these Design Wins will generate a total of $4 million per year.  These wins are in addition to the new customers that we continue adding to our portfolio every quarter, each of which offers the potential for significant ongoing orders over time.

•
A Tier 1 server manufacturer has begun offering an appliance that combines our SETAC Server To Appliance Converter with one of its popular standard servers, thereby moving SETAC further into the industry spotlight. This is in line with our strategy for building SETAC into one of our most powerful growth engines.”

Mr. Orbach concluded, “Our growth demonstrates the importance of a sound, continuously growing platform of loyal customers who buy from us repeatedly, together with industry-leading technologies and a continuous flow of new families of products. Our reputation for innovation in high-growth areas such as 10Gbps, Re-Direction, Encryption, External bypass - and obviously SETAC – are leading both existing and new customers to select our solutions. With favorable markets, increasing success with top-tier customers and a fertile flow of innovative concepts, we believe that Silicom is on track for continued strong growth during 2011 and beyond.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, April 21st, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141

UK: 0 800 917 5108

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options granted to directors, officers and employees. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail: silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW --

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	March 31, 2011	December 31, 2010
Assets

Current assets
Cash and cash equivalents	$6,895	$6,657
Short-term bank deposits	9,267	9,209
Marketable securities	9,282	8,162
Accounts receivables: Trade, net	6,578	6,762
Accounts receivables: Other	985	555
Inventories	9,662	8,140
Deferred tax assets	56	50
Total current assets	42,725	39,535

Marketable securities	21,503	21,773
Assets held for employees’ severance benefits	1,350	1,302
Deferred tax assets	150	219
Property, plant and equipment, net	675	650

Total assets	$66,403	$63,479

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$4,966	$3,753
Other accounts payable and accrued expenses	1,757	2,074
Total current liabilities	6,723	5,827

Liability for employees’ severance benefits	2,336	2,222

Total liabilities	9,059	8,049

Shareholders' equity
Ordinary shares and additional paid-in capital	34,813	34,664
Treasury shares	(38)	(38)
Retained earnings	22,569	20,804
Total Shareholders' equity	57,344	55,430
Total liabilities and shareholders' equity	$66,403	$63,479

Silicom Ltd. Consolidated
Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2011	2010
Sales	$9,177	$6,400
Cost of sales	5,197	3,698
Gross profit	3,980	2,702

Research and development expenses	1,038	837
Selling and marketing expenses	661	498
General and administrative expenses	512	360
Total operating expenses	2,211	1,695

Operating income	1,769	1,007

Financial income, net	182	141
Income before income taxes	1,951	1,148
Income taxes	186	210
Net income	$1,765	$938

Basic income per ordinary share (US$)	$0.26	$0.14

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,886	6,809

Diluted income per ordinary share (US$)	$0.25	$0.13

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,013	6,964

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

 (US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2011			2010
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP
Sales	$9,177		$9,177	$6,400
Cost of sales	5,197	7	5,190	3,688
Gross profit	3,980		3,987	2,712

Research and development expenses	1,038	26	1,012	815
Selling and marketing expenses	661	36	625	478
General and administrative expenses	512	48	464	343
Total operating expenses	2,211		2,101	1,636

Operating income	1,769		1,886	1,076

Financial income, net	182		182	141
Income before income taxes	1,951		2,068	1,217
Income taxes	186		186	210
Net income	$1,765		$1,882	$1,007

Basic income per ordinary share (US$)	$0.26		$0.27	$0.15

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,886		6,886	6,809

Diluted income per ordinary share (US$)	$0.25		$0.27	$0.14

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,013		7,013	6,964

Total Adjustments		117

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))